November 4, 2024

Colin Ellis
Chief Financial Officer and Director
Fintech Scion Limited
M Floor & 1st Floor
No. 33, Jalan Maharajalela
50150, Kuala Lumpur, Malaysia

        Re: Fintech Scion Limited
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 000-55685
Dear Colin Ellis:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services